FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2013 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

        On August 13, 2013, the registrant announced its Recognition by ON Semiconductor as its Top Foundry Supplier for the First Half of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 13, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Recognized by ON Semiconductor as its Top Foundry Supplier
for the First Half of 2013

TowerJazz honored for its overall performance in quality, cost savings initiatives, and continued excellent customer support

MIGDAL HAEMEK, Israel, August 13, 2013 – TowerJazz (Nasdaq: TSEM), the global specialty foundry leader today announced its long term customer, ON Semiconductor  (Nasdaq: ONNN), an innovator in energy efficient electronics, has recognized the foundry as its top foundry supplier for the first half of 2013. The criteria behind this award included both manufacturing excellence and customer service parameters. This latest recognition comes on the heels of four other recently announced awards for TowerJazz from leading customers and an industry analyst firm.

TowerJazz provides ON Semiconductor with a range of specialty process offerings including mixed-signal/CMOS, CMOS image sensors, and a power management platform to develop a variety of differentiated products across the company’s focus market segments. TowerJazz also provides a sophisticated Process Design Kit (PDK) which includes scalable devices to enable ON Semiconductor to quickly design and simulate the product ensuring it meets the required performance and target die cost.

“ON Semiconductor’s long-term collaboration with TowerJazz has produced many successful products for various markets,” said Simon Keeton, vice president of the company’s Integrated Circuit product division. “TowerJazz’s advanced technology has enabled ON Semiconductor to increase its market share with both existing and new customers. We are proud to recognize TowerJazz for its overall performance in quality, cost savings initiatives, and continued excellent customer support. Additionally, we acknowledge the benefits of the design, manufacture and fast production ramps that we are able to achieve with the support of a foundry partner such as TowerJazz.”

“ON Semiconductor is an innovative company and a top ten customer of TowerJazz,” said Ilan Rabinovich, vice president of Customer Support and CMOS Business Unit GM, TowerJazz. “We are very pleased to have achieved the highest supplier scores and have exceeded their expectations for quality and customer service. Our team works hard to attentively listen to our customers’ needs to deliver the best possible technology platforms and design enablement capabilities.  We truly appreciate the validation from ON Semiconductor and their confidence in our ability to provide excellent manufacturing service to meet the needs of their next generation products.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

###

TowerJazz Media Contact: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com